SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

Galaxy Minerals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36317L 10 5
(CUSIP Number)

May 6, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 36317L 10 5		Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Scott Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 25,206,750
SHARES
BENEFICIALLY	6	SHARED VOTING POWER None
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER 25,206,750
PERSON WITH
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,206,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP NO. 36317L 10 5		Page 3 of 4

Item 1(a). Name of Issuer:

Galaxy Minerals, Inc., a Florida corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

500 Park Avenue, Suite 203
Lake Villa, IL 60046

Items 2(a),
(b) and (c). Name of Persons Filing, Address of Principal Business Office and Citizenship:

(a) This Schedule 13G is being filed on behalf of Scott Goldstein, an individual (“Goldstein”).

(b) The principal business office of Goldstein is 500 Park Avenue, Suite 203, Lake Villa, IL 60046.

(c) United States Citizen

Item 2(d). Title of Class of Securities:

Common Stock of the Issuer (the “Common Stock”)

Item 2(e). CUSIP Number:

36317L 10 5

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

25,206,750 shares of Common Stock

(b)	Percent of class:

5% of the issued and outstanding Common Stock of the Issuer.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 25,206,750

(ii)	Shared power to vote or direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 25,206,750

SCHEDULE 13G
CUSIP NO. 36317L 10 5		Page 4 of 4

(iv)	Shared power to dispose of or direct the disposition of: None

Item 5.      Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 4, 2006

/s/ Scott Goldstein